Exhibit d(ii)

Dated 11 March 2013

ELAN CORPORATION PLC

AND

  ELAN INTERNATIONAL SERVICES LTD

AND

J&E DAVY

DEED OF COVENANT

A & L GOODBODY

THIS DEED is dated 11 March 2013 and is made between:

1)	Elan Corporation, plc (registered no. 30356) a public limited company having its registered office at Treasury Building, Lower Grand Canal Street, Dublin 2 (the Company);

2)	Elan International Services Ltd, a Bermuda exempted limited liability company having its registered office at Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda (EIS); and

3)	J&E Davy (registered no. 106680) a private unlimited company having its registered office at Davy House, 49 Dawson Street, Dublin 2, Ireland (Davy),

(each a Party and together the Parties)

RECITALS

A.
The Company is a public limited company incorporated in Ireland whose Ordinary Shares (IE0003072950) are admitted to trading on the main market for listed securities of the Irish Stock Exchange and whose ADSs are listed on the New York Stock Exchange.

B.
The Company wishes to undertake a tender offer share repurchase of Ordinary Shares with a value of up to US$1 billion, pursuant to which its shareholders will tender some or all of their Ordinary Shares (including Ordinary Shares represented by ADSs) for purchase by Davy at the Tender Offer Price (as hereinafter defined).

C.
Davy has agreed to purchase, as principal, the Tendered Shares (as hereinafter defined) pursuant to the Tender Offer and the Company has thereafter agreed to purchase the Tendered Shares from Davy in accordance with the terms and conditions of a deed of repurchase entered into the Company on even date herewith (Repurchase Deed).

D.	The Parties have agreed to enter into this Deed of Covenant for the purposes of, inter alia, providing indemnity and warranty cover to Davy in respect of the Tender Offer and related matters.

IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1.	In this Deed unless the context otherwise requires:

1963 Act means the Companies Act, 1963 (as amended);

1990 Act means the Companies Act, 1990 (as amended);

Actual Consideration means a cash amount equal to the Tender Offer Price multiplied by the number of Tendered Shares;

Actual  Relevant Stamp Duty Amount means an amount equal to the Relevant Stamp Duty Liability;

ADS means an American depositary share, each representing one Ordinary Share, evidenced by ADRs, issued by Citibank N.A., as depositary, pursuant to a deposit agreement dated 3 February 2012;

Affiliate means, in relation to any party from time to time: (a) any legal entity directly or indirectly owned and/or controlled by that party; (b) any legal entity that directly or indirectly owns and/or controls that party; or (c) any legal entity directly or indirectly owned and/or controlled by a legal entity referred to in (b) above. In the case of legal entities having stocks and/or shares, ownership or control shall exist through the direct or indirect ownership and/or control of more than fifty percent of the voting shares.  In the case of any other legal entity, ownership and/or control shall exist through the ability directly or indirectly to control the management and/or business of the legal entity;

Business Day means any day (other than a Saturday or Sunday) on which lending banks in Dublin are normally open for business;

Companies Acts mean the Irish Companies Acts 1963 – 2012;

Completion means Repurchase Completion;

Confidential Information means any and all information not at present in the public domain which (i) is used in or otherwise relates to the affairs of the Company; or (ii) in respect of which the Company is bound by an obligation of confidence to a third party; or (iii) which is received or obtained as a result of entering into or performing, or which is supplied by or on behalf of a party in the negotiations leading to, this Deed;

Cut Off Time means 4.30 p.m. on 17 April 2013 (Dublin time), or if the closing date is amended pursuant to the terms of paragraph 2.23 of Part IV of the Tender Offer, 4.30 p.m. (Dublin time) on the day prior to the closing date stipulated by Davy;

Davy Person has the meaning given to such term in Clause 3 of this Deed;

EGM means the extraordinary general meeting of the Company to be held on 12 April, 2013;

EIS Deed of Covenant means the deed of covenant entered into between EIS and Davy of even date herewith containing certain covenants by EIS in connection with the Tender Offer;

Exchange Rate Risk Movement Amount has the meaning ascribed thereto in the EIS Deed of Covenant;

Maximum Relevant Stamp Duty Amount has the meaning ascribed thereto in the EIS Deed of Covenant;

Ordinary Shares means the ordinary shares of €0.05 each in the share capital of the Company;

Overpayment means the aggregate of (i) the difference between the Maximum Relevant Stamp Duty Amount and the Actual Relevant Stamp Duty Amount together with any bank interest payable (net of tax, costs and expenses) in respect of the Maximum Relevant Stamp Duty Amount plus (ii) the difference between the Exchange Rate Risk Movement Amount and the Actual Exchange Rate Risk Movement Amount together with bank interest payable (net of tax, costs and expenses) in respect of the Exchange Rate Risk Movement Amount;

Profits Available for Distribution shall have the meaning ascribed thereto in the Companies Acts;

Receiving Agent means Computershare Investor Services (Ireland) Limited;

Receiving Agent Agreement means the receiving agent agreement dated of even date herewith  entered into between Davy, the Company and the Receiving Agent in connection with the Tender Offer;

Relevant Stamp Duty Liability has the meaning ascribed thereto in the EIS Deed of Covenant;

Repurchase Completion means the completion of the sale and purchase of the Tendered Shares in accordance with clause 2 of the Repurchase Deed;

Repurchase Deed means the Repurchase Deed in respect of shares in Elan Corporation, plc dated of even date herewith between the Company and Davy;

SARs means the Irish Takeover Panel Act, 1997, Substantial Acquisition Rules, 2007;

Shareholder Approval means the passing of the resolution put to the shareholders of the Company at the EGM;

Tendered Shares means such number of Ordinary Shares that are successfully tendered for sale pursuant to the Tender Offer and Tendered Share means each of them;

Tender Offer means the tender offer share repurchase of Ordinary Shares up to a maximum value of US$1 billion, pursuant to which the Company’s shareholders may tender some or all of their Ordinary Shares (including Ordinary Shares represented by ADSs) for purchase by Davy at the Tender Offer Price;

Tender Offer Circular means the tender offer circular dated in or around the date of this Deed and sent by the Company to its shareholders describing the terms of the Tender Offer;

Tender Offer Price means the 'Strike Price' (as such terms is defined in the Tender Offer Circular) at which Davy will purchase all of the Tendered Shares, which will be determined in accordance with the terms of the Tender Offer Circular; and

Total Maximum Consideration means sum of US$1 billion, excluding expenses.

1.2.	Headings are inserted for convenience only and do not affect the construction of this Deed.

1.3.	All references in this Deed to costs, charges or expenses include any value added tax or similar tax charged or chargeable on them, except to the extent recoverable.

1.4.	All capitalised terms not defined herein will have the same meanings as in the Repurchase Deed.

1.5.	In this Deed, unless expressly stated otherwise or the context otherwise requires:

1.5.1.
references to persons are deemed to include references to natural persons, firms, partnerships, companies, corporations, associations, bodies corporate, trusts, investment funds, governments, states or agencies (in each case whether or not having a separate legal personality) but references to individuals are deemed to be references to natural persons only;

1.5.2.	words importing the singular include the plural and vice versa and words importing the masculine include references to the feminine and neuter and vice versa;

1.5.3.	subject to clause 4, reference to writing or similar expressions includes transmission by facsimile or electronic) means;

1.5.4.	a word or phrase the definition of which is contained or referred to in section 2 of the 1963 Act has the meaning attributed to it by that definition;

1.5.5.
a reference to this Deed, to any other document or to any specified provision of this Deed or any other document is a reference to this Deed, to such other document or to such provision as in force for the time being and as amended or supplemented from time to time;

1.5.6.	the terms “including” or “includes” shall be interpreted so as not to limit the meaning of any words preceding such terms;

1.5.7.
if any action or duty to be taken or performed under any of the provisions of this Deed would fall to be taken or performed on a day which is not a Business Day, such action or duty shall be taken or performed on the Business Day next following such day;

1.5.8.	all references to recitals, sections, clauses, paragraphs and schedules are to recitals in, sections, clauses and paragraphs of and schedules to this Deed;

1.5.9.	any reference to a person includes his or its successors, personal representatives and permitted assigns;

1.5.10.
words such as “hereby”, “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall unless the context clearly indicates to the contrary refer to the whole of this Deed and not to any particular section, clause or paragraph hereof; and

1.5.11.	any reference to a party or the Parties is a reference to a party or the Parties to this Deed unless the context otherwise admits or requires.

1.6.
It is acknowledged and agreed by the Parties that the provisions of this Deed have been negotiated, drafted and settled jointly by and on behalf of the Parties and accordingly if any question arises at any time as to the meaning, intent or interpretation of any provision or provisions of this Deed, no presumption or burden of proof shall arise in favour of or against any party solely as a result of the authorship of any of the provisions of this Deed.

2.	COMPANY’S WARRANTIES

2.1.	The Company warrants and represents to Davy that:

2.1.1.	the Company has the requisite power and authority to enter into and (subject to the receipt of the Shareholder Approval) perform this Deed and the Repurchase Deed;

2.1.2.	EIS has the requisite power and authority to enter into and perform this Deed and the EIS Deed of Covenant;

2.1.3.
subject to Davy taking such action on Completion as is required to ensure that the transaction is deemed to be an “on-market” transaction for the purposes of Section 212 of the 1990 Act, the Tender Offer and the Tender Offer Circular complies, in all material respects, with all laws, including, without limitation, all US laws (state and federal);

2.1.4.
the Broker-Dealer requirements of the US Securities Exchange Act of 1934 and all other US securities laws (the Broker Dealer Rules), as they apply to the Tender Offer, shall be satisfied in full by Citi Global Markets Inc complying with the terms of the Dealer Manager Agreement (referred to in the Tender Offer Circular) and no Davy Person shall, by virtue of completing the Tender Offer in accordance with its terms, have any liability or exposure in respect of such Broker Dealer Rules;

2.1.5.
the Company shall at the Cut-Off Time have the necessary Profits Available for Distribution to effect the purchase of the Tendered Shares from Davy and that such Profits Available for Distribution shall be maintained from that time so that on Completion the Company has the necessary Profits Available for Distribution to complete the purchase of the Tendered Shares from Davy;

2.1.6.
upon Completion, subject to Davy taking such action on Completion as is required to ensure that the transaction is deemed to be an “on-market” transaction for the purposes of Section 212 of the 1990 Act, the purchase of the Tendered Shares from Davy by the Company shall be in full compliance with the Companies Acts;

2.1.7.
the Company and EIS shall at the Cut-Off Time have the necessary funds in place to satisfy (i) the Total Maximum Consideration and (ii) the Maximum Relevant Stamp Duty Amount and the Exchange Rate Movement Risk Amount, respectively;

2.1.8.
upon execution of this Deed by the Company, this Deed and the Repurchase Deed will constitute valid, binding and enforceable obligations on the Company and will not in any way (a) constitute a breach or default of the provisions of any other agreement or instrument to which the Company is bound, (b) require the Company to obtain any consent or approval from any other persons or (c) result in a breach of any order, judgement or decree of any court of governmental agency;

2.1.9.
upon execution of this Deed, the Company and EIS are solvent and able to pay their debts as they fall due and that this position will be maintained such that at the Cut Off Time and, again at Completion, the Company and EIS will continue to be solvent and able to pay their debts as they fall due;

2.1.10.
it is compliant with its obligations under the Market Abuse (Directive 2003/6/EC) Regulations, 2005 and any equivalent legislation in other applicable jurisdictions and that it will continue to be in compliance up to and including Repurchase Completion; and

2.1.11.	EIS shall have complied in full with its obligations under clause 2.2.1 of the EIS Deed of Covenant by the Cut-Off Time.

3.	INDEMNITY

3.1.
The Company agrees that Davy, its Affiliates and their respective directors, officers, employees and agents (collectively, Davy Persons) shall have no liability whatsoever to the Company or any other party for any action taken or omitted to be taken in connection with this Deed, the Repurchase Deed, the Receiving Agent Agreement, the making of any purchase of Ordinary Shares under the Tender Offer or for any other act, thing done or omitted to be done by Davy in connection with the Tender Offer or the purchase or non-purchase of Ordinary Shares thereunder and/or under the Repurchase Deed (being together the Transaction) save where that liability arose as a result of (i) a breach of warranty or covenant by Davy under clauses 2, 3 or 4 of the Repurchase Deed; (ii) gross negligence or wilful or fraudulent misconduct on the part of any Davy Person;

3.2.
The Company hereby agrees to indemnify and keep indemnified Davy (for itself and on trust for each Davy Person) in respect of any and all losses, damages, liabilities or expenses (including reasonable vouched attorneys’ fees and costs) incurred or sustained by a Davy Person in connection with or arising out of any liability, suit, action or proceeding relating to the Transaction (each an Action) and to reimburse each Davy Person for such Davy Person’s documented and reasonably incurred expenses, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of such Davy Person’s breach of warranty or covenant under clauses 2, 3 or 4 of the Repurchase Deed or such Davy Person’s gross negligence or wilful misconduct.

3.3.
Without prejudice to the generality of clause 3.2, the Company further hereby agrees to indemnify and keep indemnified Davy (for itself and on trust for each Davy Person) in respect of any and all losses, damages, liabilities or expenses (including reasonable vouched attorneys’ fees and costs) incurred or sustained by a Davy Person:

3.3.1.	as a result of any of the warranties set out in clause 2 above being inaccurate or untrue in any respect; or

3.3.2.	in respect of any breach or contravention by Davy of SARs which is required of Davy in connection with the Tender Offer; or

3.3.3.	any claim by any shareholder or stockholder of the Company in connection with their tax treatment or tax liability pursuant to, or as a result, of the Tender Offer; or

3.3.4.
unless that liability arose as a result of the gross negligence or willful or fraudulent misconduct on the part of any Davy Person, any requirements for Davy to complete the Tender Offer (i) despite the Company not having released funds to Davy in accordance with the terms of the Repurchase Deed; (ii) despite one or more of the conditions to the Tender Offer not being, in Davy's reasonable opinion, satisfied or (iii) in the event that Davy is not entitled or permitted by any regulatory authority or any other body having competent jurisdiction over a Party to rely on condition 2.1.3 in Part IV of the Tender Offer Circular to lapse the Tender Offer, either generally or in circumstances where the Company has not complied with its obligations in the Repurchase Deed; or

3.3.5.	any claim by any shareholder or stockholder of the Company in connection with the Reference Exchange Rate (as referenced in the Tender Offer Circular).

3.4.
It is agreed by the parties that any liability to stamp duty, and related interest and penalties, howsoever arising shall not be covered by the provisions of this clause 3. However, this clause 3 shall cover any costs and expenses (including any liability to tax that may arise to any Davy Person in respect of any amounts receivable by a Davy Person in respect of a valid claim made under clause 4.4 below) relating to such a claim but only to the extent such costs and expenses relate to a valid claim made under clause 4.4 below.

4.	MISCELLANEOUS PROVISIONS

4.1.	None of the Parties to this Deed may assign any of its rights under or the provisions this Deed without the prior written consent of each of the other Parties.

4.2.
This Deed will be binding on and enure for the benefit of the personal representatives, permitted assigns and successors in title to each of the Parties and references to the Parties will be construed accordingly.

4.3.	Confidentiality:

4.3.1.
Davy hereby undertakes to the Company and EIS that it shall preserve the confidentiality of, and not directly or indirectly reveal, report, publish, disclose, transfer or use for its own or any other purposes Confidential Information except:

(1)	in the circumstances set out in clause 4.3.2;

(2)	to the extent otherwise expressly permitted by this Deed; or

(3)	with the prior written consent of the Company and of the party to whose affairs such Confidential Information relates.

4.3.2.	Davy is permitted to disclose Confidential Information:

(1)
where the Confidential Information is in or, after the date of this Deed, enters the public domain otherwise than as a result of: (i) a breach by Davy of its obligations in this clause 4.3 or (ii) a breach by the person who disclosed that Confidential Information of a confidentiality obligation where Davy is or was aware of such breach;

(2)	if and to the extent that Davy disclose Confidential Information to any person:

(a)	in compliance with any requirement of law; or

(b)	in response to a requirement of any securities exchange, regulatory or governmental authority or court having jurisdiction over Davy;

provided that any such information disclosable pursuant to sub-clauses (a) or (b) may, to the fullest extent permitted by law, be disclosed only after prior consultation with the Company.

4.4.
Covenant to Pay: In the event that any Davy Person is liable to stamp duty under any action taken or omitted to be taken in connection with the Tender Offer, the Repurchase Deed or this Deed, EIS shall pay such Davy Person by way of liquidated damages an amount equal to the stamp duty liability. Any such payment shall be made five business days prior to the date on which such liability is due to be paid to a tax authority.

4.5.	Limitations in respect of Covenant to Pay in clause 4.4: EIS shall have no liability pursuant to the covenant to pay contained in clause 4.4 above to the extent that:

(a)
the liability to stamp duty in question is the Relevant Stamp Duty Liability and EIS has, pursuant to the obligation set out in clause 2.2.1 of the EIS Deed of Covenant, paid to Davy the Maximum Relevant Stamp Duty Amount (as subsequently reduced by any amount repaid to EIS by Davy as an Overpayment when the Actual Relevant Stamp Duty Amount has been established).

(b)
the liability to stamp duty in question arises as a result of a failure by Davy (or the relevant Davy Person as the case may be) to satisfy the requirements set out in clause 2.5.1 of the Repurchase Deed.

(c)
the liability to stamp duty in question is imposed on Davy’ acquisition of the Ordinary Shares (and not  on any  conversion from uncertificated form to certificated form ) and results from a failure of Davy to, at the time of that acquisition, satisfy the requirements set out in section 75(3)(a) to section 75(3)(d) inclusive of the Stamp Duties Consolidation Act 1999.

4.6.
Conduct of claims: Davy agrees that to the extent a claim arises which could give rise to an obligation on EIS to make a payment in accordance with clause 4.4 above, it shall (where it is reasonable to do so and at the sole expense of the Company) take all reasonable steps to avoid, resist, appeal or compromise such claim. In addition, Davy agrees that, prior to the making of any payment in respect of stamp duty (other than where the duty is collected through CREST (without the intervention of Davy) which could give rise to a payment in accordance with clause 4.4 above, it shall first obtain the prior written consent of EIS (such consent not to be unreasonably delayed or withheld).  In circumstances where a liability to stamp duty must be paid in advance of any appeal of such claim including where it has been or is collected through CREST without the intervention of Davy and it is subsequently determined that all or part of that liability was not chargeable, Davy shall obtain a refund of such overpaid amount and, as soon as reasonably practicable following receipt of such refund, repay to EIS the relevant overpaid amount.

4.7.
No limitation: For the avoidance of doubt, it is agreed by and between the Parties that the liability of the Company and EIS pursuant to the warranties, undertakings and indemnities given under this Deed shall not be deemed to be modified or discharged or affected in any way whatsoever:

4.7.1	by reason of any investigation or enquiry made or which ought to have been made by or on behalf of Davy or any Davy Person; or

4.7.2	by any information of which Davy or any Davy Person has knowledge (whether actual, imputed or constructive);

and none of the matters set out at sub-clauses 4.7.1 or 4.7.2 above will operate so as to prejudice or limit any claim which Davy or any Davy Person may be entitled to bring or to reduce any amount recoverable by Davy or any Davy Person pursuant to this Deed.

4.8.
Severability: All the terms and provisions of this Deed are distinct and severable, and if any term or provision is held or declared to be unenforceable, illegal or void in whole or in part by any court, regulatory authority or other competent authority it will, to that extent only, be deemed not to form part of this Deed, and the enforceability, legality and validity of the remainder of this Deed will not in any event be affected.  The Parties shall then use all reasonable endeavours to agree to replace the unenforceable, illegal or void term or provision with a term or provision which is legal and enforceable and which has an effect that is as near as possible to the intended effect of the term or provision to be replaced.

4.9.	Survival: For the avoidance of doubt, this Deed remains in full force and effect:

4.9.1.	following Completion;

4.9.2.	if, for any reason, the Repurchase Deed or the EIS Deed of Covenant is void, unenforceable or defective in any respect.

4.10.
Remedies Cumulative: The provisions of this Deed and the rights and remedies of the Parties are independent, cumulative and are without prejudice and in addition to any other rights or remedies which a party may have whether arising under common law, statute, custom or otherwise.  The exercise by a party of any one right or remedy under this Deed or at law or in equity will not (unless expressly provided in this Deed or at law or in equity) operate so as to hinder or prevent the exercise by that party of any other right or remedy.

4.11.
Waiver: A waiver by the Company of any breach by Davy of any of the terms, provisions or conditions of this Deed, or the acquiescence of the Company in any act (whether commission or omission) which but for such acquiescence would be a breach, will not constitute a general waiver of the term, provision or condition or of any subsequent act which is inconsistent with it.

4.12.
Further Assurance:  At the request of the Company, Davy shall (and shall procure that any other necessary parties will) as soon as possible following and in any event within 2 Business Days of the request execute and do all such documents, acts and things as may reasonably be required subsequent to the Repurchase Completion or Resale Completion by the Company for assuring to or vesting in the Company (including its nominee or nominees) the ownership of the Tendered Shares.  All Parties agree to act in good faith in connection with the transactions contemplated by this Deed and the Tender Offer Circular.

4.13.	Notices:

4.13.1.
Any notice or other communication to be given or served under this Deed (including, but not limited to, a Notice) shall be in writing, addressed to the relevant party and expressed to be a notice or communication under this Deed and, without prejudice to the validity of another method of service (subject to clause 4.13.2), may be sent by registered post, courier or facsimile addressed as follows:

to the Company:	Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland

Attention: William F. Daniel, Company Secretary

Fax: +353 1 709 4700

to EIS:	c/o Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland

Attention: William F. Daniel, Company Secretary

Fax: +353 1 709 4700

to Davy:	Davy Stockbrokers
Davy House
49 Dawson Street
Dublin 2
Ireland

Attention: Eugenée Mulhern, Director, Davy Corporate Finance

Fax: +353 1 6796366

or to such other address or facsimile number as the addressee may have previously substituted by notice.

4.13.2.	A notice or other communication will be deemed to have been duly served or given:

(1)	in the case of delivery, at the time of delivery;

(2)
in the case of posting (by registered post), 48 hours after posting (and proof that the envelope containing the notice or communication was properly addressed, registered and will be sufficient evidence that the notice or other communication has been duly served or given);

(3)	in the case of despatch by courier, 24 hours after despatch; or

(4)	in the case of facsimile, upon transmission, subject to the correct code or facsimile number being received on the transmission report;

but if a notice is given or served at business premises other than between 9.00 am and 5.30 pm on a Business Day, it will be deemed to be given or served on the next following Business Day.

4.13.3.
A party giving or serving a notice or other communication under this Deed by facsimile shall also give or serve a copy by registered post or courier, but without prejudice to the validity and effectiveness of the service by facsimile.

4.14.
Counterparts: This Deed may be executed in any number of counterparts, and by the several Parties to it on separate counterparts, each of which when so executed will constitute an original but all of which together will evidence the same Deed.

4.15.
Governing Law:  This Deed and all relationships created by it and arising out of or in connection with it, together with all disputes, will in all respects be governed by and construed in accordance with the laws of Ireland.

4.16.	Jurisdiction: The Parties agree that the Irish courts will have exclusive jurisdiction to hear, settle and/or decide any dispute.

4.17.	Whole Agreement: This Deed supersedes all prior representations, arrangements, understandings and agreements between the Parties in respect of the subject matter of this Deed.

IN WITNESS whereof this Deed has been duly executed by the Parties as a deed on the date set out at the beginning of this Deed.

GIVEN under the common seal of:	/s/ Nigel Clerkin
ELAN CORPORATION PLC	Authorized Officer
in the presence of
/s/ William F. Daniel
Secretary

GIVEN under the common seal of:	/s/ Barry Nangle
J&E DAVY	Director

in the presence of
/s/ Peter Newman
Director/Secretary

EXECUTED as a DEED by:	/s/ Kevin Insley
ELAN INTERNATIONAL SERVICES LTD	Director

in the presence of